UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the year ended June, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: June 7, 2016
By: /s/ Alejandro Reynal
Name: Alejandro Reynal
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer

70

ATENTO

Atento

Baird Global Consumer, Technology and Services Conference
New York, New York
June 8, 2016



June 8, 2016

Lynn Antipas Tyson
Vice President Investor Relations
+1-914-485-1150
lynn.tyson@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

Atento at a Glance

- **#1 CRM BPO market player in Latin America,** #3 worldwide with $2.0Bn in revenue in 2015.
- Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012.
- Superior **operational delivery platform** in **LatAm region.**
  - 102 contact centers in **14 countries** globally with **163,000+ employees**
- Long-standing relationships with **400+ blue-chip clients.**
- Solid relationship with **Telefónica**, supported by **Master Services Agreement ("MSA") through 2021.**
- **Strong balance sheet** with net-debt to adjusted EBITDA of 1.9x (2) , **financial flexibility** with improving **free cash flow profile.**

Revenue by region, offering and customer (1)



Brazil
47%
Americas
40%
EMEA
13%
Services
76%
Solutions
24%
Telefónica
45.0%
Non-Telefónica
55.0%

(1) Based on FY 2015 revenue of $1,965.6MM; Telefónica and Non-Telefónica revenue based on FY 2015.
(2) Based on Fiscal 2016 Q1.

ATENTO

Strategy to achieve Sustained Growth and Shareholder Value Creation

MID-TERM VISION

Be the #1 customer experience solutions provider in the markets we serve. A truly multiclient business.

STRATEGIC PILLARS

Transformational Growth	Best-in-Class Operations	Inspiring People
Addressing untapped client growth opportunities and increasing SoW to deliver accelerated growth	Leveraging economies of scale and driving consistency in operations	Delivering our medium-term vision through our unique culture and people

GLOBAL STRATEGIC INTITIATIVES

Transformational Growth

- Deliver CRM BPO solutions
- Aggressively grow client base
- Penetrate U.S. Near-Shore

Best-in-Class Operations

- Enhance operations productivity
- Increase HR effectiveness
- Deploy one procurement
- Drive consistent and efficient IT platform
- Optimize site footprint

Inspiring People

- Distinct culture and values
- High performance organization

Differentiated Competitive Advantages

- ✓ Leader in attractive growing LatAm market.
- ✓ Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.
- ✓ Superior pan-LatAm operational delivery platform.
- ✓ Clear strategy for sustained growth and strong shareholder value creation.

Fiscal 2016 First Quarter Results



Strategic Overview and First Quarter Highlights

Fiscal 2016 First Quarter Highlights[1]

- **Focus on Optimal Balance of Growth and Profitability**
  - Consolidated revenue up 2.5%, adjusted EBITDA up 5.6% with margin of 11.6%.
  - Strategy to diversify revenue on track:
    - ✓ Americas revenue up 16% supported by broad-based country and sector gains.
    - ✓ Non-Brazil revenue grew 9.7% reaching 56.5% of total revenue, up 380 basis points.
    - ✓ Non-Telefónica revenue up 6.1%, now 56.2% of revenue up 100 basis points – led by gains in financial and telco verticals.

- **Operational and financial levers advance competitive advantage**
  - Proactive actions to drive lean, more agile organization deliver expected savings.
  - Progress on improvement in working capital.
  - Liquidity of $206MM[2] with adjusted net debt to EBITDA of 1.9x.
  - Financial flexibility to invest in higher-return opportunities.

- **Reaffirm FY 2016 Guidance**
  - Outperform the market in a challenging growth environment.
  - Revenue up 1% to 5%, adjusted EBITDA margin range of 11% to 12%.
  - Significant increase in free cash flow generation.
  - Strengthen balance sheet, pay down debt.

Notes:
(1) Unless otherwise noted, all results are on a constant-currency basis, year-over-year.
(2) Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities.

Progress Against Long Term Strategy

STRATEGIC PILLARS

Transformational Growth

Best-in-Class Operations

Inspiring People

QUARTER HIGHLIGHTS

Transformational Growth

- ✓ ~2.7K+ WS won.
  - ~92% from non-Telefónica clients.
- ✓ Strong growth in financial services led by Americas.
- ✓ Mix of higher-value solutions in Brazil and Americas up 130 basis points and 100 basis points, respectively.
  - On a consolidated basis mix of higher-value solutions down 120 b.p. due to FX driven shift in geographic mix.

Best-in-Class Operations

- ✓ COPC Certification (Customer Operations Performance Center) in Chile & Spain, reflects high standards for efficiency and end-user satisfaction.
- ✓ Continuous improvement in operational excellence in all regions and across all new initiatives

Inspiring People

- ✓ Awarded Socially Responsible Company in Peru, Argentina and Mexico by CEMEFI.
  - Reflects commitment to high standards in working conditions, business ethics, engagement with the community and environmental protection.
- ✓ Recognized as Great Place to Work in Mexico, ranked #8 and only CRM BPO company among the top 10.

Long Term Strategy on Track

- **Results demonstrate Atento is uniquely positioned to:**
  - Win new business across all verticals, including financial services.
  - Grow share of wallet with existing clients including increased penetration of higher-value added solutions.
  - Strengthen leadership position in Latin America.
- **2016 Clear Priorities: Optimal balance of growth, profitability & liquidity**
  - Targeted investments to deliver higher value to clients, with best-in-class customer experience.
  - Further strengthen balance sheet by reducing debt levels.
- **Long term sector attractive, despite near-term macro-economic pressures**
  - Largest CRM/BPO provider in $10.4Bn Latin America market.
  - Well positioned to extend leadership as market grows to $15Bn by 2020.
  - Continue to be the reference partner for the CRM/BPO needs of our clients.



High revenue visibility
99%+ revenue retention rate
TEF MSA throughout 2021
Attractive market growth
Growing market due to favorable industry tailwinds & market dynamics
Multi-pronged growth agenda
Share of wallet gains through an increase in higher value solutions
New growth avenues: non-TEF telco, financial, US near-shore, and Carve Outs
Operations efficiency program
Margin expansion initiatives:
Operations productivity
Lower turnover
Global procurement
Site relocation
Capital structure optimization
Enhanced financial flexibility
Earnings growth

ATENTO

First Quarter Financial Performance



Consolidated Financials

USDm	Q1 2016	Q1 2015
Revenue	**419.4**	515.9
CCY growth [1]	*2.5%*	
Adjusted EBITDA	**48.8**	58.3
CCY growth	*5.6%*	
Margin	*11.6%*	*11.3%*
Adjusted EPS	**$0.13**	$0.21
CCY growth	*-18.8%*	
Leverage (x)	**1.9**	1.4

Key Highlights[1]

- **Growth and Profitability**
  - Revenue up 2.5% with 16% growth in Americas.
  - Decisive cost and efficiency initiatives drive improved operating leverage.
  - Adjusted EBITDA up 5.6% with a 30 b.p. increase in margin.
    - Phased approach to wage increases in Brazil contributed 100 b.p. to margin – will normalize in Q2 & Q3.
- **Revenue Diversification On Track**
  - ~ 2,700 workstations won with over half coming from new clients.
  - Mix of revenue from clients other than Telefónica reached 56.2%, up 110 b.p.
  - Non-Brazil revenue grew 9.7% to 56.5% of total revenue, up 380 b.p.
  - Strong growth in financial services.
- **Financial flexibility**
  - Liquidity of $206MM[2] with adjusted net debt to EBITDA of 1.9x.
- **Adjusted EPS**
  - Decline driven by an increase in net interest expense, depreciation and a higher share count.

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.
(2) Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities.

ATENTO

Brazil

Revenue

USDm	Q1 2016	Q1 2015
Revenue	182.5	264.1
CCY growth	*-5.6%*	

Key Highlights[1]

- Revenue down 5.6% amidst challenging macro-economic environment.
  - ~ 1,300 workstations won with new and existing clients, 56% from non-telco verticals.
- Mix of revenue from higher-value solutions up 130 b.p. to 37.8%.
- Revenue from clients other than Telefónica up 1.3% supported by growth across several sectors. Mix of revenue now 65.6% up 450 b.p.
- Revenue from Telefónica declined 16.5%, as the company reduced activity in certain commercial channels due to macro-economic environment.

Adjusted EBITDA

USDm	Q1 2016	Q1 2015
Adjusted EBITDA	24.9	31.7
CCY growth	*4.6%*	
Margin	*13.6%*	*12.0%*

- EBITDA up 4.6% with a 160 b.p. increase in margin.
  - Phased approach to wage increases contributed 240 b.p. to margin – will normalize in Q2 & Q3.
- Decisive actions taken in the quarter to align cost structure with market realities:
  - 62% of sites in lower-cost Tier 2 cities, up 400 basis points from year-end 2015. Approaching target of 75%.
  - Rationalize overhead cost structure.
  - Actions will continue in second quarter.

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

ATENTO

Americas

Revenue

USDm	Q1 2016	Q1 2015
Revenue	177.3	187.4
CCY growth	*16.0%*	

Key Highlights[1]

- Revenue up 16.0%, ~1,000 workstations won with new and existing clients.
- Revenue from clients other than Telefónica up 17.9%.
  - New client wins and increased share of wallet with existing clients especially in Mexico, Colombia and U.S. nearshore.
  - Revenue from financial services up 22.2%
- Revenue from Telefónica up 14%, supported by double-digit growth in Peru and Argentina and single-digit growth in Mexico.
- Mix of revenue from higher-value solutions up 100 basis points to 12.6%.

Adjusted EBITDA

USDm	Q1 2016	Q1 2015
Adjusted EBITDA	23.4	23.4
CCY growth	*23.2%*	
Margin	*13.2%*	*12.5%*

- Adjusted EBITDA up 23.2% with a 70 basis point increase in margin supported by:
  - Strong growth in topline.
  - Improved operating leverage.

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

ATENTO

EMEA

Revenue

USDm	Q1 2016	Q1 2015
Revenue	60.0	64.8
CCY growth	*-5.4%*	

Key Highlights[1]

- Revenue down 5.4% as macro-driven volume declines in Public Sector and telco moderated versus 2015.
  - ~ 300 workstations won with new and existing clients
  - Continued strategy to exit lower-value contracts and selectively pursue profitable revenue.
- Revenue decline from clients other than Telefónica moderated to down 8.9%.
- Revenue decline from Telefonica, driven by Spain, also moderated - down 3.1%.

Adjusted EBITDA

USDm	Q1 2016	Q1 2015
Adjusted EBITDA	2.7	4.0
CCY growth	*-32.5%*	
Margin	*4.5%*	*6.2%*

- Adjusted EBITDA down 32.5% with a 170 basis point decline in margin.
  - Decline driven by decline in revenue and ramp-up of new clients.

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

ATENTO

Financial Strength and Flexibility

- Free cash flow before net interest of -$26.3 million, $2.4 million better YoY driven by improvement in working capital.
  - $9.9 million better before non-recurring items.
- Strong Balance Sheet
- Debt ratings reaffirmed by rating agencies
  - Amidst downgrades of Latin America Corporate and Sovereign issuers.
- Limited transactional currency exposure
  - 98% of costs denominated in same local currency as revenue.
  - Most debt denominated in local currency or hedged against currency fluctuation.

	Q1 2016	Q1 2015
Cash, cash equivalents and short term financial Investments	148.6	177.0
Total Debt	597.0	611.8
Net Debt with third parties	448.4	419.8
Net Debt / Adj. EBITDA	1.9 x	1.4 x

Reaffirm 2016 Guidance

- Focused on the optimal balance of growth, profitability and liquidity
- Targeted investments to deliver higher value to our clients
- Further strengthen balance sheet, reduce level of debt

Consolidated Revenue Growth (CCY)	1% to 5%
Adjusted EBITDA Margin Range (CCY)	*11% to 12%*
Non-recurring Items – Adjustments to EBITDA	*~$15 MM*
Debt Payments	*$27MM*
Net Interest Expense Range [(1)]	*$60MM to $65MM*
Cash Capex (% of Revenue)	*~5%*
Effective Tax Rate	*~32%*
Diluted Share Count	*~73.8MM shares*

2016 FX Assumptions (Per USD)	
Brazilian Real	4.10
Argentinean Peso	14.96
Mexican Peso	16.82
Chilean Peso	725.5
Peruvian Soles	3.51

[(1)] Adjusted net income and adjusted EPS exclude the non-cash effect of net foreign exchange gains on financial instruments and net foreign exchange impacts which appear on the net financing line. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business. Adjusted net income and EPS therefore only include the net interest expense portion of net financing (interest income and interest expense).

ATENTO

Key Takeaways

Priorities for 2016 are on track – highlighted by an optimal balance of growth, profitability and liquidity.

Resilient business model, strong balance sheet and improving cash flow provides **financial flexibility** to invest in **higher return opportunities.**

Confident in ability to outperform the market, **extend leadership position in Latin America** and continue to be the reference partner for the CRM BPO needs of our clients.

Appendix

About Atento

Financial Reconciliations

Debt Information

Glossary of Terms



About Atento



Differentiated Competitive Advantages

- ✓ Leader in attractive, high-growth LatAm market.
- ✓ Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.
- ✓ Superior pan-LatAm operational delivery platform.
- ✓ Clear strategy for sustained growth and strong shareholder value creation.
- ✓ Experienced, proven management team with strong track record.

Evolution of Leadership Position in LatAm CRM BPO Market

	1999 *Telefónica call center in Spain and Brazil*	**2015** *The Leader in pan-LatAm CRM BPO*
Extended footprint across Latin America	(1)	(2)
Added $2 billion in revenue	<0.5 Revenue $Bn	2.0 Revenue $Bn
Highly diversified client base	~10% % non-TEF revenue	55.0% % non-TEF revenue
Expanded higher value-added solutions offerings	Sales Customer Service	Sales Customer Service Credit Management Technical Support Back Office Insurance Management Smart Credit Solution Complaints Handling B2B Efficient Sales Smart Collection Credit Card Management Multi-channel Customer Experience Advanced Technical Support
Built largest execution platform in Latin America	<20k Workstations	91k+ Workstations

(1) Flags represent Brazil and Spain.

(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala, Morocco, El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

Largest CRM BPO Provider in Latin America

Market leader in the largest markets...

2014 CRM BPO market share (%)

$10.4Bn
LatAm CRM BPO market



Mexico
17%
Colombia
8%
Brazil [1]
26%
Peru
34%
Chile
25%
Argentina 20%
Atento #1 market share position [2]
Atento #5 market share position [2]

One of the largest players in the world...

2015 Revenue ($Bn)



3.8
3.0
2.0
1.3
1.3
1.1
Teleperformance
Convergys (1)
Atento
TeleTech
SYKES
contax

(1) Pro forma for Stream acquisition

Source: Frost & Sullivan
(1) Atento market share position as of 2014 (Management estimate)
(2) Market share in terms of revenue

Recognized as a Leader in Gartner's 2016 Magic Quadrant for Customer Management Contact Center BPO

2016 Gartner's Magic Quadrant


CHALLENGERS
LEADERS
Aegis
Wipro
FIS
Transcom
Serco
HP Enterprise Services
Atento
Teleperformance
Sutherland Global Services
Convergys
TeleTech
Xerox
EGS (APAC)
Concentrix
Sykes
Sitel
Alorica
transcosmos
Minacs
HGS
FirstSource
Tech Mahindra Business Services Group
NICHE PLAYERS
VISIONARIES
ABILITY TO EXECUTE
COMPLETENESS OF VISION
As of August 2015

For the third consecutive year Atento S.A., has been named a Leader in Gartner´s Magic Quadrant assessing companies that provide Customer Management Contact Center Business Process Outsourcing Services.

Atento positioned furthest for ability to execute in the Leaders quadrant.

Gartner, Magic Quadrant for Customer Management Contact Center BPO, TJ Singh, Misako Sawai, Brian Manusama, 28 January 2016
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions

We offer a comprehensive portfolio of services via robust multi-channel offerings

Sales	Customer Service	Credit Management	Technical Support	Back Office



Telephone
E-mail
Social Networks
Chatrooms
SMS
Apps
VPA Web
VPA Kiosk
Onsite
CUSTOMER EXPERIENCE

Vertically-driven solutions portfolio

Insurance Management	Smart Credit Solution
Complaints Handling	B2B Efficient Sales
Smart Collection	Credit Card Management
Multi-channel Customer Experience	Advanced Technical Support

- **Deeply embedded** processes
- Stronger **alignment with clients**
- **Scalable** industry expertise
- **Higher value-add** with increased profitability

Superior pan-LatAm operational delivery platform

State-of-the-art Technology →

Blue-chip Tech Partners

- Avaya
- HP
- Nice
- Cisco
- Microsoft
- Verint

Robust, Globally Standard Processes

ISO 9001 · COPC · 6σ

0.02%
Unscheduled downtime in 2015

Standardized Large-scale Processes →

Three globally connected Command Centers

Centralized, standard automated recruiting

1,400,000+ applications (1)

Performance based learning

15.6MM+ hours of training (1)

Highly Motivated Employees →

Industry leading culture and globally recognized "Great Place to work"

Globally recognized as one of the 25 Best Multinationals to work for

→ Only CRM BPO company in the top 25

→ Only LatAm based Company in the top 25

Great Place to Work · World's Best Multinational Workplaces 2013

Great Place to Work in 10 countries (1)

(1) 2014 figures

Financial Service case study: deep expertise drives increased mix of value-add solutions overtime

Strong relationship spanning many services and countries....

Services

	2000	2002	2006	2006	2010
Customer Service	✓	✓	✓		✓
Sales	✓	✓	✓	✓	✓
Back Office	✓	✓	✓		✓
Credit Management	✓	✓	✓		
In-person Services	✓	✓	✓		
Automated Services	✓	✓	✓		

...with increasing depth of offerings

Client services and solutions offerings


Services
Solutions
Credit Management
Customer Service
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
Credit Card Management
Multi-channel Customer Experience
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
Year 1
Current

ATENTO

Case study: Financial Institution based in Mexico

Strategy to achieve Sustained Growth and Shareholder Value Creation

MID-TERM VISION

Be the #1 customer experience solutions provider in the markets we serve. A truly multiclient business.

STRATEGIC PILLARS

Transformational Growth	Best-in-Class Operations	Inspiring People
Addressing untapped client growth opportunities and increasing SoW to deliver accelerated growth	**Leveraging economies of scale and driving consistency in operations**	**Delivering our medium-term vision through our unique culture and people**

GLOBAL STRATEGIC INITIATIVES

Transformational Growth
- Deliver CRM BPO solutions
- Aggressively grow client base
- Penetrate U.S. Near-Shore

Best-in-Class Operations
- Enhance operations productivity
- Increase HR effectiveness
- Deploy one procurement
- Drive consistent and efficient IT platform
- Optimize site footprint

Inspiring People
- Distinct culture and values
- Strengthen talent
- High performance organization

ATENTO

Atento's solutions

Smart Collection	• Solutions to optimize collection/past due payments with specialized process and agents in credit management • 100% variable compensation model that rewards efficiency of the agents and process • Cost effective channel integration: phone, digital, in-person • Collection software and automated enables (i.e voice mail, invoice letter • Use of analytics / big data optimizing time to call and Contact channel
Insurance Management	• End-to-end solution covering the sales process, customer services, and associated back office including credit management process • Specialized process: integrated process mapping and improvement, and technical back office support • Channel strategy throughout the customers' lifecycle, managing "key events" (e.g claims and incidents) • Social BPM and workload, mobility software and communications tools • Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics
Smart Credit Solution	• Manages the overall contract formalization and provides sales and customer service and credit management • Specialized process: back office, sales, customer service and credit management • Channel integration and self-service ensuring "just in time" information • Social BPM and workload, multichannel platform interface with client's software • Use of big data, mystery shoppers, survey speech analytics
Complaints Handling	• Solution to prevent and manage the overall complaints process • Specialized process: back office and customer service; process mapping and continuous improvement • Multichannel integration focusing on customer behavior • Social BPM and workload, multichannel platform interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey

ATENTO

Atento's Solutions

B2B Efficient Sales

- Manages small medium business' lead generation and process execution
- Specialized process and agents in sales, process mapping and reengineering
- Channel integration (adapted for efficiency: phone, digital, back office, in person
- B2B sales software, multichannel platform, interface with client's software
- Use of analytics ; big data, BIA, knowledge management

Credit Card Management

- Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process)
- Cost efficiency channel integration: phone, digital, letters, in-person
- Social BPM and workload, multichannel platform, predictive dialers
- Use of analytics and big data, BIA, knowledge management

Advanced Technical Support

- Single point of Contact (SPOC) to handle, diagnose and solve technical issues
- Certifications, process mapping and improvement, specialized agents in technical support
- Multichannel integration focusing on customer behavior
- Workload, mobility software and interface with client's software
- Use of knowledge management, speech analytics, mystery shoppers, survey

Multichannel Customer Experience

- Digital channel integration and social media monitoring with automatic distribution
- Manages service levels and agent productivity customer service, collection and technical support
- Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience
- Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person
- Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

Financial Reconciliations



Mix of Revenue by Service Type

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%
Service desk	0.1%	0.1%	0.1%	-	-	-
Others	3.2%	3.2%	3.1%	3.4%	3.3%	3.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

ATENTO

Adjustments to EBITDA by Quarter

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss)

($ in millions)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Profit/(loss) for the period	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**	**(4.8)**
Net finance expense	1.6	19.6	9.5	15.9	46.7	19.4
Income tax expense	5.6	5.3	8.8	4.1	23.8	1.0
Depreciation and amortization	28.0	26.5	24.4	24.0	102.9	21.7
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**59.4**	**49.4**	**222.5**	**37.3**
Acquisition and integration related costs	0.1	-	-	-	0.1	-
Restructuring costs	1.0	2.7	4.1	8.6	16.4	6.2
Sponsor management fees	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7
Financing and IPO fees	0.3	-	-	-	0.3	-
Asset impairments and Others	0.8	1.4	2.3	3.1	7.6	(0.4)
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.8**	**64.0**	**250.3**	**48.8**

ATENTO

Notes:
(1) Additional detailed information can be found on the 1Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**	**(4.8)**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4
Restructuring Costs	1.0	2.7	4.1	8.6	16.4	6.2
Sponsor management fees	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7
Financing and IPO fees	0.3	-	-	-	0.3	-
PECs interest expense	-	-	-	-	-	
Asset impairments and Others	0.8	1.4	2.3	3.8	8.3	(0.4)
DTA adjustment in Spain	-	-	-	1.5	1.5	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	-	(3.5)	(17.5)	(0.5)
Net foreign exchange impacts	0.4	2.6	(3.5)	4.5	4.0	3.5
Tax effect	(2.9)	(3.5)	(4.1)	(6.4)	(17.1)	(5.3)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**22.5**	**23.1**	**76.0**	**9.8**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.21**	**0.21**	**0.31**	**0.31**	**1.03**	**0.13**

Notes:
(1) Additional detailed information can be found on the 1Q16 6K form of the Company on the topics related to Reconciliation of Adjusted EPS to Profit/(Loss).

Number of Work Stations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers [1]	
	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Brazil	**47,053**	**48,047**	**33**	**33**
Americas	**36,576**	**33,549**	**51**	**46**
Argentina [2]	3,666	3,705	11	11
Central America [3]	2,592	2,560	5	5
Chile	2,742	2,402	3	2
Colombia	7,335	5,479	9	7
Mexico	9,870	9,590	16	15
Peru	9,061	8,593	4	3
United States [4]	1,310	1,220	3	3
EMEA	**6,683**	**7,503**	**16**	**19**
Morocco	1,076	2,046	2	4
Spain	5,607	5,457	14	15
Total	**90,312**	**89,099**	**100**	**98**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

Reconciliations

Reconciliation of EBITDA and Adjusted EBITDA[1]

$MM

	Q1 2016	Q1 2015
EBITDA (non-GAAP)	**37.3**	**55.7**
Acquisition and integration related costs	-	0.1
Restructuring costs	6.2	1.0
Sponsor management fees		
Site relocation costs	5.7	0.4
Financing and IPO fees	-	0.3
Asset impairments and Other	(0.4)	0.8
Adjusted EBITDA (non-GAAP)	**48.8**	**58.3**

Reconciliation of Adjusted EPS to Profit/(Loss) [1]

$MM, except per share

	Q1 2016	Q1 2015
Profit for the period	**(4.8)**	**20.5**
Acquisition and integration costs	-	0.1
Amort. of Acquisition of Intangibles	5.4	7.7
Restructuring Costs	6.2	1.0
Sponsor management fees	-	-
Site relocation costs	5.7	0.4
Financing and IPO fees	-	0.3
PECs interest expense	-	-
Asset impairments and Other	(0.4)	0.8
Net foreign exchange gain of financial instruments	(0.5)	(13.0)
Net foreign exchange impacts (restated)	3.5	0.3
Tax effect	(5.3)	(2.9)
Adjusted Earnings	**9.8**	**15.3**
Adjusted Basic EPS	**$0.13**	**$0.21**

Notes:
(1) Additional detailed information can be found on the 1Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA and Reconciliation of Adjusted EPS to Profit/(Loss).

ATENTO

Debt Overview



Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 1Q'16
Senior Secured Notes	USD	2020	7.375%	296,6
Brazilian Debentures	BRL	2019	CDI + 3.7%	192,3
BNDES	BRL	2020	TJLP + 2.5%	50,7
			SELIC + 2.5%	12,6
			4.0%	15,0
			6.0%	1,2
			TJLP	0,4
CVI	ARS	2022	N/A	23,9
Finance lease payables	USD / COP	2019	8.4% / 9.6%	4,2
Other bank borrowings	MAD	2016	6.0%	0,1
Gross Debt				597,0
Short-Term Debt				8%
Long-Term Debt				92%



Debt by Currency
ARS
4%
USD
50
%
BRL
46
%

Highlights 1Q16

- Leverage ratio of 1.9x
- Cash and cash equivalents of $149MM, and existing revolving credit facility of €50MM, totaling Liquidity of $206MM
- Average debt maturity of 3.5 years
- Average cost of debt (LTM): 9.5% per year



Debt Amortization Schedule
$MM
149
43
67
75
92
296
-
24
Cash
2016
2017
2018
2019
2020
2021
2022



Net Debt / EBITDA
$MM
1,4x
1,4x
1,6x
1,9
415
420
392
448
Dec/14
Mar/15
Dec/15
Mar/16
Net Debt
Net Debt / EBITDA

ATENTO

Brazil Debt and Leverage

	Currency	Maturity	Interest Rate	Outstanding Balance 1Q'16
Brazilian Debentures	BRL	2019	CDI + 3.7%	192,3
BNDES	BRL	2020	TJLP + 2.5%	50,7
			SELIC + 2.5%	12,6
			4.0%	15,0
			6.0%	1,2
			TJLP	0,4
Gross Debt				272,3
Short-Term Debt				16%
Long-Term Debt				84%


Funding Mix
BNDES 29%
Brazilian Debentures 71%

Highlights 1Q16

- Leverage ratio of 1.8x
- Liquidity of $45MM
- Average debt maturity of 2.5 years
- Average cost of debt (LTM): 13.4% per year


Debt Amortization Schedule
$MM
45
37
66
74
92
3
Cash
2016
2017
2018
2019
2020


Net Debt / EBITDA
$MM
1,5x
1,4x
1,7x
1,8x
235
189
187
220
Dec/14
Mar/15
Dec/15
Mar/16
Net Debt
Net Debt / EBITDA

(1) Net Debt/EBITDA calculated in Brazilian Reais

ATENTO

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.
- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.
- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.
- Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.
- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.